New York Headquarters	Mr. Alexander E. Parker
1185 Avenue of the Americas, Floor 3	Senior Managing Director
New York, N.Y. 10036	E. alexander.parker@buxtonhelmsley.com
T. +1 (212) 951-1530
F. +1 (212) 951-1530

VIA REGISTERED U.S. POSTAL MAIL AND ELECTRONIC MAIL
board.directors@mnk.com; info@odce.ie; marian_lynch@odce.ie; xana_mccarthy@odce.ie; suzanne_gunne@odce.ie;
ian_drennan@odce.ie;

May 20, 2021

Board of Directors - All Members	Mr. Angus Russell, Chairman
Mallinckrodt Plc.	Mr. Mark Trudeau, Director
675 McDonnell Blvd.	Mr. David Carlucci, Director
St. Louis, MO 63042	Mr. J. Martin Carroll, Director
United States of America	Mr. Paul R. Carter, Director
Mr. David Norton, Director
Mr. Carlos V. Paya, M.D., Ph. D., Director
Ms. Joann Reed, Director
Ms. Anne C. Whitaker, Director

Office of the Director of Corporate Enforcement	Ms. Marian Lynch
Government of Ireland	Ms. Xana McCarthy, Investigator
16 Parnell Square	Ms. Suzanne Gunne, Enforcement Lawyer
Dublin 1	Mr. Ian Drennan, Director of Corporate Enforcement
D01 W5C2
Ireland

Re:  Mallinckrodt Plc. Reorganization - Notice of Shareholder Oppression in Violation of Companies Act of 2014, § 212

Ladies and Gentlemen:

The Buxton Helmsley Group, Inc. ("Buxton") is a registered investment adviser. As you are aware through our last 13-D filing with the U.S. Securities and Exchange Commission (the "Commission"), Buxton and a group of like-minded investors retain a 5.6% interest in Mallinckrodt plc (the "Company").

The reason why this letter is being addressed to you all, the Board of Directors (the "Board"), is to further document your continued, willful (and now, with your injunctive restrictions that strip Buxton's shareholder rights, additional) violations of Irish law and breaches of fiduciary duty.  If, somehow, you want to claim that you do not know what you are doing (and that it is both illegal and in breach of your duties), we are going to make everything crystal clear in this letter for you.  This will also ensure that those insurers behind your director and officer liability policies will not pay out if you should later seek to obtain coverage from those policies - you have not an ounce of plausible deniability towards your actions after this letter.  Even if you attempt to include a release of liability in your disclosure statement as part of the United States reorganization proceedings, such a release is not enforceable without sign off from the High Court of Ireland (with respect to Ireland-incorporated entities of the debtors), and there is also no such thing as a liability release from illegal acts.  Lest you think it is just Buxton who has identified all your illegal acts and breaches of duty, might I remind you to refer to the laundry list of (recently filed) objections to your initial proposed disclosure statement, where Buxton even so much agreed with even creditors' opinions of your acts that we objected in the form of a joinder to theirs.  You can also refer to other items such as docket number 2234 (one of numerous examples), where even creditors are advocating for (as a result of such apparent gross breaches to) equity holders, when they have no economic incentive nor obligation to.  All of your stakeholders are looking out for each other, and we clearly do not say the same about the Board's upholding of their (intended to be) disinterested duties to us.  You have had endless chances to avoid personal claims/suits and have only dug your hole of personal liability exposure deeper and deeper, voluntarily:

  Buxton mailed a letter to the Board on September 28, 2020 (enclosed after this letter), after feeling compelled to do so, given your September 8, 2020 8-K filing with the Commission, just weeks before Chapter 11 petition filing, wherein you disclosed "bonuses" to top executives, suspiciously linked to events related to a supposed and vaguely defined upcoming Chapter 11 filing (its ultimate proposed terms, unknown to Company stakeholders, at that time).  After receipt of that letter, you could have reached out to Buxton and communicated with your stakeholders, to ensure that they were in agreeance with your contemplated actions, yet you did not.  I will also add, at no time did the Company disclose that there were any Chapter 11 plans, alternative to the surgical Chapter 11 filing (also known as "project Balboa", whereby select subsidiaries would have been bankrupted, and not the parent company, Mallinckrodt Plc.), to be executed prior to conclusion and announcement of the Acthar-related appeal decision (for which you spent countless millions of stakeholder money on in legal fees, as you vehemently denied liability in the matter).
  After filing of your Chapter 11 plans with the United States District of Delaware Bankruptcy Court (the "Bankruptcy Court"), which came as a complete shock to every stakeholder who was not given such preferential treatment in the negotiations (that includes shareholders and even certain creditors), Buxton then filed a Motion for Appointment of an Equity Committee with the Bankruptcy Court.  While Buxton was the first shareholder to file a Motion for Appointment of an Equity Committee, numerous other shareholders followed suit.  Soon after, an official ad hoc group of equity holders formed, which engaged counsel that appeared during the hearings on appointment of an equity committee.  At this time, the Company (and, therefore, by no opposition, the Board) filed an Objection to the Appointment of an Equity Committee, further illustrating their wish to continue in complete disregard to the interests of their shareholders they have a fiduciary duty to.
  After the equity committee was denied by the Bankruptcy Court, given the Company's completely speculative extrapolation of "liabilities" into the "trillions" (mind you, just months before, you were stating you believed you had no actual liability at all in the matters), and "worthlessness" of numerous assets (and equity) without any open market auctions to prove such stark statements (also in defiance of Irish law, which I will get into soon), Buxton began its public campaign to engage the attention of the Board and Company management.  Throughout three press releases, beginning January 15, 2021, Buxton aired out numerous violations of corporate governance rules and noting the endless breaches of fiduciary duty.  Since then, we have now linked the actions of this Board (clearly, given your silence, condoning actions of this Company) to cases of Irish High Court rulings where directors were disqualified/restricted from directorship and assumed personal liability for the same actions as yours, such as not holding open market auctions to prove out value of assets before self-dealing them to an entity for which post-reorganization insiders will receive an equity allocation of (see mid-2020 Irish High Court ruling in the case of Systems Building Services Group Limited).  Despite these three press releases by Buxton, over the course of approximately three months, the Board and Company remained silent as Buxton engaged with a sizable number of shareholders to form a 13-D group (to be explained in next item).  During this span of time at which the press releases were being distributed, the Company (and Board) never made one public statement (clearly not able to refute even one of the violations stated within the press releases).  The Board also never reached out to Buxton to understand how they could prevent personal claims because of their numerous corporate governance violations and breaches of duty.
  On March 5, 2021, Buxton gathered the data sufficient to form an official shareholder group and allow for the filing of a Schedule 13-D with the Commission, for which Buxton noted an extremely broad "purpose of transaction" within the filing, simply to alert the Company that we had garnered enough of an official constituency to call an Extraordinary General Meeting under Section 178, 1099, and 1101 of the Companies Act of 2014 (the "Act").  That said, we did not make any firm requests/demands for engagement, as we wished to allow for the Board to make a responsible decision to engage the shareholders to whom they have a fiduciary duty to.  The "purpose of transaction" was very polite:

"The Reporting Persons reserve the right, consistent with applicable law, to (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer (or its affiliates) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; and (iii) engage in any hedging or similar transactions with respect to the Securities. The Reporting Persons may engage in discussions with management or the Board of Directors of the Issuer concerning the business, operations, management, and future plans of the Issuer. Depending on various factors, including the Reporting Persons' financial position and investment strategy, the price of the Shares, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions they deem appropriate, including, without limitation, seeking Board representation, submitting shareholder proposals, calling for a special shareholder meeting, or calling for changes in the board of directors or management of the Issuer."

  By March 10, 2021 (five days after the initial 13-D filing), Buxton had not heard from management or the Board to even attempt to understand any claims of breach of duty or attempt to suppress any possible action as a result of corporate governance violations listed within the press releases of Buxton.  Given no engagement by the Board absent a formal request, Buxton demanded a telephonic conference with the Board of the Company (via an amended 13-D filing with the Commission on March 10, 2021) to be held before March 12, 2021 at 4:00pm New York Time.  Buxton then waited, yet again, for the Board to reach out, as was their duty to report to their stakeholders, at all times, as Directors and fiduciaries of the Company.
  On March 12, 2021 (at approximately 8:00pm New York Time, just hours after lapse of the deadline set by Buxton for a telephonic conference call with the Board), Buxton received an e-mail from Company Chief Legal Officer, Mr. Mark Casey, in which Mr. Casey notified Buxton that the Company had filed a lawsuit (in the form of an "adversary complaint") in the Bankruptcy Court, attempting to strip Buxton of its rights to call an Extraordinary General Meeting under Section 178, 1099, and 1101 of the Act.  You, the Board, did/allowed this in complete disregard to Section 212 of the Act, which absolutely prohibits shareholder oppression, for which there could not be a more severe form of oppression than a formal gag order.  You, our Board, singlehandedly, turned this Company from a democracy into a self-imposed oligarchy, for which you are now at the helm as an illegal, self-imposed regime, to prevent your constituency from regaining control to cease and reverse harm because of your many illegal doings and capricious plans in complete disregard to those whom you have a fiduciary duty to.  There is not one exemption listed in Section 212 of the Act, and the very point of that statute is to prevent or cease the harms of this very situation shareholders (and unlawfully impaired bondholders) are experiencing now - a rogue board of directors (and underlying management).  The Board, at that point, had not only completely ignored the requests of those whom it had/has a fiduciary duty to, to merely speak with them, but then further attempted to strip those stakeholders of their rights under Irish law to replace directors, given the Board's (and, by allowance of the Board, our management's) clear, complete neglect and disregard to the interests of so many parts of the capital structure.

Directly from the Companies Act of 2014, § 212:

212. (1) Any member of a company who complains that the affairs of the company are being conducted or that the powers of the directors of the company are being exercised-

(a) in a manner oppressive to him or her or any of the members (including himself or herself), or

(b) in disregard of his or her or their interests as members,

May apply to the court for an order under this section.

Let me ask you:  Do you think that your stripping Buxton and the entire 13-D group of its rights to call an Extraordinary General Meeting, submit shareholder proposals, etc., are "the powers of the directors of the Company being exercised in a manner oppressive to … the members"?  How much do you think you are regarding your members' interests when you force a muzzle on them?  I think you can conclude the same answer as the High Court of Ireland will.

You are now also aware, through this letter, that the "scheme of arrangement" you are attempting to put forth in the High Court of Ireland will have then been "obtained by improper means" (Companies Act of 2014, § 543(1)(b)), given your known ongoing violation of Section 212 of the Act, among others, as you continue soliciting acceptance of your proposed "scheme of arrangement" by other interested parties, in the midst of complete prejudice to and illegal oppression of shareholders (also in violation of Companies Act of 2014, § 541(4)(b)).  You, again, have not an ounce of plausible deniability, after this letter, as to your acts in complete defiance of Irish law.  I will also add that the High Court of Ireland will almost surely agree that this Board should be personally on the hook for any monetary damages to Buxton (and this entire shareholder base, for as broad as your injunctive order was attempted to be) as a result of the Section 212 violations that this Board has clearly condoned (continuing to sit through, in silence).

A Board typically would have an irrefutably sound rationale that there is no logical reason/standing to replace them, since a Board typically has a demonstrated interest aligned with equity holders (because they are equity holders themselves).  And you would have been able to rely on that sound rationale; that is, if you had been in compliance with our compensation plan rules surrounding ongoing equity retention requirements.  You, our Board, and our management, collectively own less than 0.03% of the Company at present.  That very clearly demonstrates you could not have been (and could not be) less aligned with the interests of your shareholders.  Then, as if you are entitled to further depart from the interests of your shareholders, you sell off most every share of the paltry stock you did own, and wonder why we have sought better representation?  And this is after you "pillaged the pot" of hard assets (cash) for yourselves prior to declaring it "short" to equity holders and everyone else at the table...  Your clear benefit at this point would be maximizing post-reorganization equity value, in hopes that you will get a slice of it as part of the post-reorganization insider equity pool/allocation.  That is the exact reason you do not belong in your positions - you are not aligned with our interests.  You have a clear economic interest and benefit to default to equity being "worthlessness", just as you have, with no open market auction having been had to prove that hypothesis (surprise, surprise).  But a recapitalization by a third-party bidder would have possibly meant that directors and certain executives may no longer be getting their paychecks, bonuses, and, if they are lucky enough to remain as post-reorganization insiders, an outsized post-reorganization equity allocation, if their positions are no longer required.  You did not want to test your hypothesis of equity (and asset) value "worthlessness" (through an open market auction), where creditors might not be impaired at all, just because you might risk losing out on such a gravy train of benefits.  You took the track that best assured your future and optimal assurance of such a lion's share of benefits, over the wellbeing of the stakeholders whom you have a fiduciary duty to.  While post-reorganization position retention is not guaranteed, the route you have chosen is clearly your best chance of retaining your positions.  You would not experience one ounce of an economic benefit from fighting our headwinds like a vested stakeholder would throughout these Chapter 11 proceedings, so why would you?  You have only every interest to capriciously settle those claims and race through this Chapter 11 case to get to the hopeful gravy train.  It will not harm you one bit.  Very simply, if you had a demonstrated, aligned interest with shareholders, we would never seek to remove you, nor would we have logical standing to.  Only because you have demonstrated the exact opposite of an aligned interest with your stakeholders, have we sought to remove you.  First, you ignore the letters we sent you requesting a telephonic conference with the Board, then you sue us for requesting it, to strip us of our rights and turn this Company into a self-imposed oligarchy thereafter, in complete violation of Section 212 of the Act.  When you disregard the interest of shareholders (and certain creditors), that is - again - called prejudicial treatment, which is - again (I do not know how many times I must repeat myself) - a violation of Section 541 of the Act, which statutorily would therefore preclude the implementation of your "scheme".

While Buxton had no apparent choice but to accept the muzzle (injunction) you forced upon minority shareholders as the Board of this company, given the bankruptcy court's priority to push through a reorganization attempt without regard to the violations of Irish law and sheer lack of ethics that are taking place as part of that reorganization, over holding a board and management accountable for such massive breaches of their fiduciary duty and violations of Irish law, this is far from the end of our pushback.  While I will abide by my gag order (as illegal as it was for you to institute) not to call a shareholder meeting, conduct a proxy contest, or anything else you all have muzzled Buxton from doing during the U.S. reorganization proceedings, it is inherently part of the process of approving a scheme of arrangement in Ireland that Buxton will have the opportunity to air out all of your violations, breaches (of both duty and law), and prejudicial treatment of stakeholders (shareholders and creditors) during those hearings in Ireland.  I will also note that we have had extensive communication with the Office of the Director of Corporate Enforcement in Ireland, for which has been made imminently aware of your numerous, willful violations of Irish law.  And after this letter, you will have further proven (to them, and the High Court of Ireland, during hearings on this "scheme") that it was your sheer intent to continue the illegal behavior (which, also would be grounds for possible disqualification/restriction as directors, under Section 819 of the Act).  Your behavior has been not only irresponsible and immoral, but in violation of Irish law.

While you, the Board (ultimately responsible for the actions of the management of the Company for which you are responsible for overseeing), alleged violations of securities laws, you did so with an inability to cite a private cause of action for each:

  For Section 13D of the Securities Exchange Act of 1934 (the "Exchange Act"), there is no private cause of action listed in that statute.  You cannot create a private cause of action out of thin air if there is not one in the statute, plain and simple.  Yet you allowed Company legal counsel to continue to harass and attempt to oppress (with malicious litigation) Buxton over allegations for which you had no private cause of action (and had absolutely no harm).  Therefore, while I have no obligation to address your allegations (since they are explicitly between Buxton and the Commission, by virtue of no private cause of action related to Section 13D of the Exchange Act), I would like to tell you, the Board, that I did the best job I could to formalize a shareholder group due to how quickly you allowed this Company to turn south for nearly every stakeholder at the table (except those receiving preferential treatment, of course), as quick as I possibly could.  Buxton was, effectively, herding cattle (shareholders), attempting to keep a constant track of every shareholder (some, I would lose contact with, as new ones would begin contacting me), as each of those shareholders was also constantly buying and selling shares.  Buxton did the best job possible to keep track of all active shareholders, in formalizing a group, getting the necessary data from all 13-D group members to file, then getting approval from each member to file, etc.  If you think you could have done the work better, then I guess you are better than I, but I do not know I would be proud of your perspective as part of such a criticism.

  For Section 14A of the Exchange Act, there is possible private cause of action, however, you must prove tangible, specific, involuntary monetary harms, as a result of the potential violations of the statute.  Your legal counsel could not cite one monetary harm as a result of your alleged violations of Section 14A.  When my legal counsel continued to ask you what your private cause of action was under Section 14A, you could not come up with an answer and merely kept pointing us to your complaint, for which there was no tangible, nonspeculative, involuntary harm listed as a result of your alleged violations.  The only harm that was a result of the alleged Section 14A violations, was this Board and management's expending Company financial resources to fend off the stakeholders for whom you had and have a fiduciary duty to, with your "adversary" (very interesting, that you label those whom you have a fiduciary duty to as an "adversary") complaint/lawsuit against Buxton.  We will note that the High Court of Ireland is empowered to issue any orders of relief (whether monetary or otherwise) they see fit to cease and reverse the harm as a result of oppression of stakeholders in violation of Section 212 of the Act.  This Board and management inappropriately expended resources on oppressing the stakeholders whom they have a fiduciary duty to, in the complete adverse interest of those they are responsible for ensuring that they protect and regard the interests of.  While the United States Bankruptcy Court may wish to enable your restructuring plans that are foundationally in complete violation of Irish law (and, therefore, unconfirmable, under §§ 543(1)(b) and 543(4)(b) of the Act, that does not exempt you from Irish law, for which you will be forced to face in Ireland.  And, again, you are on full notice with this letter.

In summary, the difference between the Company and I, is that even if I may have possibly mis-stepped on accident, I correct course when I am informed of even possible missteps.  You all, on the other hand, are informed over and over of your numerous, then willful missteps and illegal actions, and continue that course of illegal action.  To date, you have not backed up one of your allegations against Buxton.  You ask for support of everything I have publicly proclaimed of you all (violating our corporate governance rules, being "corrupt", "self-serving", perpetrating something "similar to the unfolding a Ponzi scheme", and otherwise), which I have provided, and you have not been able to refute.  You claim my statements are misleading, merely because my opinions do not match your own and you do not like the facts.  In fact, you asked the court to strike all factual statements of mine from the record during my 45-minute testimony of your endless violations of Irish law and fiduciary duty, for which I do not blame you for; that information was far from becoming of you all.  You have not been able to debunk one factual statement of mine as being false.  Even more notable, while you attempt to injunct me from making false statements, your legal counsel made false statements about matters as basic as whether or not the Company is listed on the Frankfurt Stock Exchange under ticker "MCD" (just after my citation of that fact, the Company's legal counsel followed with claiming that the Company is not traded on any regulated European Union member state securities exchange).  If you want to confirm that fact of false statements by the Company, you can read the transcript of the hearing - I am not wasting my time to find it.  And I am the misleading one?

Before I list the numerous other violations of the Companies Act of 2014:  Since the Company questioned why (in the lawsuit against my firm), I am going to explain exactly why I compared the actions of our Board and management to the final days of Bernard Madoff's Ponzi scheme.  On the eve of Madoff admitting to his sons that he was running the largest Ponzi scheme in the world, he - at the same time - told them that he was paying out millions upon millions in "bonuses" to his most important employees, and millions in returned investments to preferred investors, just prior to telling all his other investors that he had nothing left for them.  With Mallinckrodt, just weeks before our Board and executives notified stakeholders at their table that there was no money left for them, and that the Company was supposedly insolvent, that same Board and executives paid out millions in cash "bonuses" to themselves.  I, again, refute the legitimacy that claim of insolvency by executives, given their admission (during equity committee hearings) of marking assets to zero value consideration and having extrapolated "liabilities" into the "trillions", despite having just months before stated that they had no liability in our litigation headings.  Sound familiar?  What a parallel!  And even worse, you claim you still do not have any money for those investors still holding an empty bag, yet you think it is ethical to take another ~$35 million in cash "bonuses" while you still show those investors (obviously, not your favorite ones) to their empty bag?  And then, you have the audacity to then claim that you deserve to reorganize your "scheme", and award post-reorganization insiders a 10% equity allocation.  This board and management's "pillaging of the pot" before declaring it "short" to stakeholders, could not be more of a stark parallel of Madoff's final days attempting to divvy up millions to his pals before pulling the rug out from under everyone else he had a fiduciary duty to.  You distributed "bonuses" equivalent to 1.5x the annual salary of top executives (just weeks before Chapter 11 petition filing) to ensure ample personal financial resources throughout the restructuring process, so why - just months later - do they need multiples of those salaries, yet again, in another round of "bonuses", while those they have a fiduciary duty to are still without a penny?  Was that in the best interests of lining the executives' pockets with millions more for of-the-moment crystal-cupped martinis, to open their pools for the summer, and other unnecessary, discretionary luxuries, or in the best interest of those whom you have a fiduciary duty to, many of whom you still are claiming you do not have a penny for?  This last minute "pillaging of the pot", as you are readying to declare insolvency to everyone else at the table (and continuing such pillaging throughout "insolvency"), is illegal under Irish law (see Irish High Court case of Winning Ways Ltd., where insiders were held personally liable for their preferential payments).  Not only immoral, but illegal.

In terms of why I have accused you all of "capriciously settling litigation":  When our legal woes you cite as a basis for "hopeless" insolvency, are only in the United States, and are not - by default (given, no bilateral treaty surrounding reciprocal legal judgment recognition between the United States and Ireland) - enforceable against any Irish entity, you have no basis to bankrupt the entire company or claim insolvency in entirety (proven by the Company's inability to defend why you are bankrupting the entire Company during the equity committee hearings).

In case you are not aware of the full laundry list of breaches of fiduciary duty, violations of corporate governance rules, and violations of Irish law (filing for reorganization in the U.S. does not exempt you from your country of incorporation's laws), I will remind you of them:

1. In violation of Section 212(1)(a) of the Act, prohibiting shareholder oppression, a restraining/injunction order against Buxton, to prevent Buxton and its associated shareholders (in the 13-D filing) from calling an Extraordinary General Meeting under Section 178, 1099 and 1101 of the Act, among other injunctive restrictions stripping those minority shareholders of their democratic rights.

2. In violation of Section 212(1)(b) of the Act, the same restraining/injunction order against Buxton (and its associated minority shareholders).  Also, the Company's express statement (and your silence, after that statement is made) during equity committee hearings, that the Company conducted no open market auction of existing equity interests and many assets, defaulting to a value consideration of "worthlessness", with no proof and no regard to the interests of multiple classes of stakeholders in the capital structure being impaired, including shareholders.

3. In further violation of Section 212(1)(b) of the Act, your injunction prohibits Buxton (and any even possibly associated shareholders) from submitting shareholder proposals surrounding the nomination, reelection, or dismissal of directors at the upcoming August 13, 2021 Annual General Meeting, in complete disregard and oppression of our interests as minority shareholders and members of this Company.  Shareholder proposals for the upcoming AGM are due in less than two days, yet your legal counsel has precluded us from submitting any shareholder proposals, in complete violation of Section 212 of the Act, and you, our Board, allows them to continue violating that statute.  Interesting…

4. You, our Board (along with our officers), "pillaged the pot" before declaring it "short" to shareholders and creditors, taking extra hard assets (cash) from the Company, in lieu of equity grants, leading up to your declaration of supposed insolvency, because of the "uncertainty" (exact word from your compensation-related filings) at hand as a result of our litigation headwinds (i.e., you wondered if equity would be worth anything, so you thought you would take some hard assets for yourselves before you tell every other stakeholder that there is no money left for them).  The Company had a "going concern" opinion at the time, making it even more illegal for you to do so; not only did you question the solvency of the Company, but so did our auditors.  While I am sure you can conclude that is unethical on your own, you can - again - also refer to the Irish High Court ruling of Winning Ways Ltd. (where the directors assumed personal liability, as a result of such "pillaging the pot" by the directors and fiduciaries).

5. As I already mentioned before, not one executive officer or director was compliant with their ongoing equity retention requirements (a "requirement", and not a guideline) at the time of filing for Chapter 11 reorganization (and far, far before that), explaining why there were numerous routes of extremely basic strategic alternative resolutions being neglected.  If you held the proper amount of stock at the time of Chapter 11 filing, you would be very receptive to possible ideas of preserving equity value, but you are not because your destruction of equity value with neglect to numerous paths of possible value preservation, does not harm you one bit.  I can guarantee you can come up with some excuse for violating those requirements, but I can also guarantee that there is not one shareholder at the table who would not agree that any such excuse could not ring hollower.  No matter the excuse, I can further guarantee you that your shareholders would oust you if they had the chance to, due to that violation alone.  But we cannot, can we, due to your violation of Section 212 of the Act, too.  It is all too easy to see the trend of violations here, only in the interests of protecting/benefiting our fiduciaries, is it not?

6. Not holding an open market auction for assets, which you are attempting to self-deal to an entity for which post-reorganization insiders will receive an equity allocation of.  It makes no difference if the post-reorganization insiders are the same insiders as those at present - it is insiders dealing to insiders, plain and simple.  That is a clear conflict of interest.  Even if you gave consideration of hundreds of millions to those assets, until you hold an open market auction for those assets, as ruled to be required in the mid-2020 Irish High Court ruling of Systems Building Services Group Limited, that is not enough.  You are required (yes, required) to hold an open market auction of those assets, for which you did not.  I, for one, would make a starting bid of $10 for those assets, so your opinion of "worthlessness" is singlehandedly proven false, right there.  And no one knows how high the bids would go.  And that is the very reason why you are obliged to follow the law and hold open-market auctions for assets (and therefore, by inexplicable relativity, equity).  Why do you not leave those "worthless" assets like the drug pipeline for existing shareholders, if they are so "worthless"?  When you take something without paying for it, that is called "stealing".  A white collar does not alleviate you from the label of such an act.  But when that "worthless" asset group includes drugs like StrataGraft®, set to yield $250+ million per year (with only a site visit pending before approval of the drug, to our knowledge), I can see why you would want to convey such "worthless" assets to a reorganized entity that then-insiders will receive a 10% equity allocation of.  How shockingly convenient…

7. Extinguishing equity (claiming it is "worthless") with no bidding process having been had (again, refer to the Irish High Court case of Systems Building Services Group Limited).  By inexplicable relativity to assets being ruled to be required to hold an open market auction for to prevent any possible consideration undervaluing as part of reorganization, you would inherently be required to also hold open market auctions for equity, given that a recapitalization of the Company by a third-party could possibly result in higher value consideration to existing stakeholders than any possible proposed reorganization plan.  While assets could be understated, liabilities could, contrarily, be conveniently overstated (to deplete apparent equity, just as numerous stakeholders would agree was the attempt here) for the benefit of those set to receive equity, like post-reorganization insiders.  That is why an open market auction for equity is inexplicably in the best interest of ensuring maximum value (and the best outcome) for all stakeholders.  And again, if you were a vested stakeholder, you would be open to this idea of an open market auction for equity.  The only reason you do not care about defaulting to "worthlessness" and not realizing maximum value for assets and equity, is because it does not economically benefit or harm you to make that decision, and a recapitalization may - again - not be in the interest of your position retention.  Your interests are not aligned with the stakeholders to whom you have a fiduciary duty to, plain and simple.  I will add, that it would be starkly inappropriate, for any supposed open market auction of assets (or equity) to be held, until your oligarchic regime is defunct and democratic processes well resume their course.

Need I go on?  Whether it crosses from immoral to illegal or not, you all should be ashamed of your acts, and I think you and I both know how you will fare when the Irish High Court is made aware of your "scheme".  You could not have illustrated your intentions and self-serving interests more blatantly.  The U.S. Bankruptcy Court went along with your "song and dance" of "hopeless insolvency" (for the record, agreeing with it), but of course you are insolvent when you engage in fraudulent accounting, marking assets to "worthless" value consideration (when you have no proof of such "worthlessness" and have held no open market auctions to prove out value, as required by Irish law, so you can self-deal those assets to an entity for which post-reorganization insiders will be allocated an equity interest in), while also extrapolating your "liabilities" into the trillions through mere non-factual, speculation, when those "liabilities" are not even automatically enforceable through a reciprocal judgment agreement (if you had actually had a judgment, which you do not) against the entities which you are bankrupting (as you, out the other side of your mouth, have numerous times stated that you vehemently denied any liability in the opioid or Acthar litigation at all).  That sentence was long, was it not?  But that is just how convoluted your "scheme" is.  Your intentions could not be clearer.  And again, you, the Company, try to claim I am misleading?  Give me a break.  Were you lying when you said you had no liability in the outstanding litigation, or are you lying now when you say liability in that litigation is in the "trillions" of dollars (when you decide you want to capriciously throw in the towel at the expense of your shareholders and bondholders, to secure a big, fat equity allocation for those who may be lucky enough to remain as post-reorganization insiders)?  You cannot even keep a story straight, and now you want to blame me for believing the story that actually had some factual support behind it and is not a mere wad of convenient speculation.  You may be able to attempt a reorganization out of convenience in the United States, but Ireland does not allow reorganization without proven (not speculated) insolvency, which you have far from done here, and in fact stated the opposite many times before.

So, while I am not telling you to stop what you are doing, if you continue, you are doing so while you are blatantly aware what you are doing is in direct violation of Irish law.  You are illustrating to the rest of directors of public companies around the world of what not to do, and how not to uphold fiduciary duties.

Very Truly Yours,

Alexander Parker

Senior Managing Director

The Buxton Helmsley Group, Inc.